EXHIBIT 2.1

PURCHASE AND ASSUMPTION AGREEMENT

THIS PURCHASE AND ASSUMPTION AGREEMENT (the “Agreement”) is entered into as of September 12, 2007, by and among Brooke Savings Bank, a federal savings bank (“Purchaser”), Brooke Corporation, a Kansas corporation and a holding company of Purchaser (“Holding Company”), and Bank of the West, a California banking corporation (“Seller”).

In consideration of the foregoing premises, the mutual promises herein set forth and other valuable consideration, the parties hereby agree as follows:

ARTICLE I. DEFINITIONS AND CONSTRUCTION

1.1 Definitions. In addition to the definitions set forth elsewhere in this Agreement, the following terms have the indicated meanings for the purposes of this Agreement:

(a) “Account” means a deposit account relationship with a customer identified by Seller as having been referred to Seller by the Network which account has not been closed by Seller or the customer or transferred to any of Seller’s other operations or branches in accordance with Section 4.5(a) prior to the Closing or, prior to the date hereof, transferred to any of Seller’s other operations or branches in the ordinary course of business or upon the request of a depositor.

(b) “Accrued Interest” means as of any date (i) with respect to a Deposit, interest which is accrued on such Deposit to and including such date and not yet posted to the relevant Deposit Account, and (ii) with respect to a Loan, interest which is accrued on such Loan to and including such date and not yet paid.

(c) “ACH” shall have the meaning set forth in Section 6.11(a).

(d) “Affiliate” means, with respect to any person, any other person directly or indirectly controlling, controlled by or under common control with such person. As used in this definition, the term “person” shall be broadly interpreted to include, without limitation, any corporation, company, partnership and individual or group.

(e) “Assets” means all Loans and all Deposit Overdrafts existing on the Closing Date.

(f) “Assignment and Assumption Agreement” shall have the meaning set forth in Section 5.1(a)(2).

(g) “Assumed Deposits” means all Deposits existing on the Closing Date.

(h) “Book Value”, with respect to any Liabilities or any Asset or group of Assets, means the dollar amount reflected on the books and records of Seller as of the Closing Date, after adjustment for differences or offsets in accounts, suspense items, unposted debits and credits, depreciation, and other similar adjustments or corrections all in accordance with generally accepted accounting principles and regulatory accounting principles applicable to Seller.

(i) “Business Day” means any day other than a Saturday, a Sunday or a day observed as a bank holiday by the Federal Reserve Bank of Kansas City or the Federal Reserve Bank of San Francisco.

(j) “Closing” shall have the meaning set forth in Section 2.2(a).

(k) “Closing Date” shall be the first Friday following the date on which all conditions precedent set forth in ARTICLE V have been satisfied (other than those conditions which, by their terms, are to be satisfied at Closing) or waived and the day prior to the Conversion Date, or such other date and time as may be mutually agreed by the parties.

(l) “Conversion Data” means the information and data reasonably necessary in order to convert the Assets and the Assumed Deposits from the books and records of Seller to the books and records of Purchaser. Such Conversion Data will include test tapes and conversion tapes but will not include the Records.

(m) “Conversion Date” means the first Saturday following the Closing Date.

(n) “Damages” shall have the meaning set forth in Section 9.2.

(o) “Department” means the California Department of Financial Institutions.

(p) “Deposit” means a deposit liability with respect to an Account, as of the close of business on the Closing Date, which constitutes a “deposit” for purposes of 12 U.S.C. Section 1813(1), including, without limitation, all demand deposits, NOW account deposits, time deposits, savings deposits, money market account deposits, IRA Deposits, checks deposited for collection and all other uncollected items included in the depositors’ balances and credited on the books of Seller and Accrued Interest, but excluding any deposit liabilities which, by law or contract (including the terms of any relevant deposit agreement), either Seller is not permitted to transfer or otherwise dispose of in the Transaction or Purchaser is not permitted to assume. A list of the Deposits and the balances of such Deposits, as of July 31, 2007, is attached hereto as Schedule 1.1(p). The term “Deposit” shall not include any deposit Account maintained by Seller as trustee of any trust (other than IRA Deposits).

(q) “Deposit Overdraft” means, as of any date, overdraft balances in any of the Deposit Accounts.

(r) “Deposit Premium” means an amount calculated by multiplying each category of the Assumed Deposits by the following applicable percentages:

Certificates of Deposit	2.85%
Demand Deposits	13.00%
Money Market Deposits	2.00%
Now Accounts	12.00%
Regular Savings Deposits	10.00%;

provided, however, that the Deposit Premium shall not exceed three million three hundred thousand dollars ($3,300,000) or be less than two million seven hundred thousand dollars ($2,700,000).

(s) “FDIC” means the Federal Deposit Insurance Corporation.

(t) “Holding Company” shall have the meaning set forth in recitals hereto.

(u) “IRA Assumption of Liabilities” shall have the meaning set forth in Section 5.1(a)(4).

(v) “IRA Deposits” shall have the meaning set forth in Section 2.3.

(w) “IRC” means the Internal Revenue Code of 1986, as amended.

(x) “IRS” shall have the meaning set forth in Section 3.1(j).

(y) “Liabilities” means the Assumed Deposits together with Seller’s obligations to provide services from and after the Closing Date under the written agreements which govern the relationships between Seller and the Assumed Deposit and Loan customers.

(z) “Lien” means any lien, claim, security interest, charge, encumbrance, option or adverse claim, except for (i) statutory liens securing payments of taxes or other matters, not yet due, (ii) obligations relating to Deposits which become subject to escheat in the year the Closing occurs, and (iii) such imperfections of title as do not materially and adversely affect the Assets or the Liabilities subject thereto or affected thereby.

(aa) “Loans” means those loans listed on Schedule 1.1(aa) as of July 31, 2007 and any grant of credit (other than first mortgage loans) under a written agreement entered into by Seller with borrowers referred to Seller through the Network after July 31, 2007, which is not more than sixty (60) calendar days delinquent as of the Closing Date and has not been paid in full at the time of the Closing.

(bb) “Network” means those individuals or small businesses in the State of Kansas who have contracted with Seller to act as Seller’s customer representative and liaison in soliciting applications for Seller’s deposit and loan products, assisting in explaining Seller’s products to current or prospective customers, assisting in obtaining and reviewing customer identification information and forwarding such information to Seller, maintaining the relationship between Seller and customers, and otherwise performing related activities as requested or directed by Seller under the terms and conditions of the contractual agreement, and under the direction and supervision of Seller’s management.

(cc) “OTS” means the Office of Thrift Supervision.

(dd) “Public Fund Deposits” means deposits of a Kansas governmental unit or agency, which are secured by pledged assets of Seller.

(ee) “Purchase Price” shall have the meaning set forth in Section 2.2(b).

(ff) “Purchaser Closing Documents” means those documents and other deliverables more fully described in Section 5.1(a).

(gg) “Purchaser’s Knowledge” means actual knowledge without having conducted any independent inquiry or investigation of an employee of Purchaser holding a title of Senior Vice President or above.

(hh) “Record” or “Records” means all papers, microfiche, microfilm and computer records (including but not limited to, magnetic tape, disk storage and printed copy) that are Seller-generated or maintained by Seller that are owned by Seller and relate to the Assets or the Liabilities, including without limitation, records pertaining to the Assumed Deposits. Purchaser understands and agrees that all Records consist of copies, except notes and deeds of trust relating to Loans, which are in whatever other form or medium then maintained by Seller.

(ii) “Regulatory Agency” means the Department, the FDIC or the OTS.

(jj) “Requisite Governmental Approvals” has the meaning set forth in Section 4.4.

(kk) “Seller Closing Documents” means those documents and other deliverables more fully described in Section 5.2(a).

(ll) “Seller’s Knowledge” means actual knowledge without having conducted any independent inquiry or investigation of an employee of Seller holding a title of Senior Vice President or above.

(mm) “Settlement Account” means that certain deposit account to be established and maintained by Purchaser in accordance with Section 4.9.

(nn) “Transaction” means the transactions contemplated by this Agreement.

(oo) “Transfer Instruments” means any conveyance instruments relating to all Assets (other than the Assignment and Assumption Agreement and the IRA Assumption of Liabilities) that Seller or Purchaser reasonably determine to be necessary to consummating the Transaction, all of which shall be in form mutually acceptable to Seller and Purchaser.

ARTICLE II. Purchase, Sale and Assumption

2.1 Assumption of Liabilities and Transfer of Assets. Subject to the representations and warranties of the parties hereto and the terms and conditions herein stated, on the Closing Date (a) Purchaser shall assume the Liabilities and (b) Seller shall sell, convey, transfer, assign and deliver to Purchaser, without recourse, and Purchaser shall purchase from Seller, the Assets.

2.2 Closing and Price.

(a) The closing of the purchase and assumption transaction described herein (the “Closing”) shall occur in the offices of Bryan Cave LLP in Kansas City, Missouri, at 10:00 a.m. local time on the Closing Date, or at such other place and time mutually agreed upon by the parties hereto, and shall be effective as of 12:01 a.m. local time the following day.

(b) The “Purchase Price” shall equal the aggregate amount of the Assumed Deposits, less the Deposit Premium and less the aggregate net Book Value of the Assets (plus Accrued Interest and net of escrow balances). The Purchase Price to be paid on the Closing Date shall be calculated based upon the Seller Closing Document provided pursuant to Section 5.2(a)(3).

The Purchase Price shall be deposited into the Settlement Account on the Closing Date by Seller. Seller will wire transfer the funds in the Settlement Account to Purchaser on the morning of the first Business Day following the Closing Date. Within 30 days following the Closing Date, Seller shall provide to Purchaser a final listing of the Assets and the Assumed Deposits as of close of business on the Closing Date. Seller shall pay to Purchaser any amount by which the final Purchase Price exceeds the Purchase Price paid on the Closing Date, or Purchaser shall pay to Seller any amount by which the Purchase Price paid on the Closing Date exceeds the final Purchase Price, such payment to be made (as applicable) on demand by an appropriate credit or debit to the Settlement Account.

(c) FDIC deposit insurance assessments relating to the Assumed Deposits shall be prorated between the parties. With respect to the proration of such FDIC deposit insurance assessments, Purchaser shall reimburse Seller on demand for the amount of any deposit insurance assessments that Seller is required to pay for periods in which the Assumed Deposits, net of Deposit Overdrafts, existing on the Closing Date are included in Seller’s deposit insurance assessment base but during which periods Purchaser has liability for the Assumed Deposits.

2.3 IRA Deposits. With respect to Deposits that are individual retirement accounts consisting solely of Deposits, created by a trust for the exclusive benefit of an individual or his or her beneficiaries in accordance with the provisions of Section 408 of the IRC (“IRA Deposits”) as to which Seller is the custodian or trustee, Seller will use commercially reasonable efforts and cooperate with Purchaser before and after the Closing Date in taking whatever actions are reasonably necessary to accomplish the appointment of Purchaser as successor custodian of all such IRA Deposits (except self-directed IRA Deposits) pursuant to a form of appointment acceptable to Seller and Purchaser. Effective as of the Closing Date, Purchaser will accept appointment as custodian with respect to such IRA Deposits and will perform all of the duties so transferred and comply with the terms of Seller’s agreement with the depositor of the IRA Deposits affected thereby. The form of Seller’s agreement for IRA Deposits is attached as Exhibit A.

2.4 Public Fund Deposits. With respect to Public Fund Deposits, Seller will make commercially reasonable efforts to obtain the consent of the public entity for the transfer of such Deposits to Purchaser. If such consent is not obtained, such Public Fund Deposits will be excluded from the Assumed Deposits. With respect to Public Fund Deposits for which consent to transfer to Purchaser is obtained prior to Closing, Purchaser will be responsible for entering into any necessary contractual arrangements with the public entity, ensuring that Purchaser is authorized to accept public entity deposits and making necessary arrangements to have collateral available for pledging to adequately secure such Public Fund Deposits. A list of Public Fund Deposits as of July 31, 2007 is attached as Schedule 2.4.

ARTICLE III. Representations and Warranties

3.1 Representations and Warranties of Seller. Seller represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, that:

(a) Seller is validly existing as a California banking corporation and in good standing under the laws of the State of California. The execution and delivery by Seller of this Agreement and the Seller Closing Documents and the consummation by Seller of its obligations hereunder are within Seller’s power as a California banking corporation, and have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, subject to all Requisite Governmental Approvals, constitutes Seller’s valid and binding obligation, enforceable against Seller in accordance with its terms, except as limited by bankruptcy, receivership, conservatorship, insolvency, reorganization, fraudulent transfer, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies. The Seller Closing Documents and the Transfer Instruments (to the extent required to be executed by Seller), when executed and delivered by Seller, subject to obtaining all Requisite Governmental Approvals, will constitute valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as limited by bankruptcy, receivership, conservatorship, insolvency, reorganization, fraudulent transfer, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(b) The execution and delivery by Seller of this Agreement do not, and the consummation by Seller of its obligations hereunder will not, result in (i) any violation by Seller of (A) its charter documents or bylaws, or (B) any order, writ, judgment or decree of any federal or state court or governmental authority or regulatory body having jurisdiction over Seller to which Seller is a party or by which it is bound, or (ii) a breach of any contract, agreement or instrument (other than contracts or agreements included as Liabilities the assignment of which to Purchaser requires the consent of a third party which consent is obtained by Seller prior to Closing) to which Seller is a party or by which Seller is bound relating to the Assets or the Liabilities, or constitute an event which with the lapse of time or action by a third party could result in a default under any of the foregoing or result in the creation of any Lien upon any of the Assets or Liabilities or materially impair Seller’s performance of its obligations hereunder or the validity or enforceability of this Agreement.

(c) The copies of all Records that have been furnished or made available to Purchaser are true, accurate and complete in all material respects.

(d) Prior to the consummation of the Transaction, Seller owns or will own a freely transferable interest in and to all of the Assets (other than those assets disposed of in the ordinary course of business of Seller), in each case, free and clear of all Liens, except as set forth in Schedule 3.1(d).

(e) There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to Seller’s Knowledge, threatened against Seller before any court, government agency, administrative body or arbitrator which relate to the Assets and Liabilities and which, if adversely determined, would materially and adversely affect the Assets and Liabilities. There is no action or proceeding against and naming Seller pending or overtly threatened by written communication to Seller before any court, governmental authority or arbitrator that calls into question the validity or enforceability of this Agreement.

(f) Seller has in all material respects performed all obligations required to be performed by it to date and is not in default under, and no event has occurred which, with the lapse of time or action by a third party, could result in default under, any outstanding agreement relating to the Assets or the Liabilities and to which Seller is a party or by which Seller is bound.

(g) Except as described in Schedule 3.1(g), as of the date of this Agreement, Seller has not received any written notification of any asserted past or present failure to comply with any statutes, rules, regulations, orders, ordinances, codes, licenses, franchises, permits, authorizations, and concessions from any governmental authority or agency relating to the Assets or the Liabilities, where such failure had a material and adverse effect on the Assets or the Liabilities and such failure has not been cured or waived.

(h) Seller has not employed any broker, finder or other investment advisor or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transaction.

(i) Schedule 1.1(p) sets forth as of July 31, 2007: (i) the categories of Deposits, indicating the dollar amount of Deposits in each category and the percentage which such amount constitutes of all Deposits which are, or will be, Assumed Deposits, (ii) the weighted average interest rate paid with respect to each such category of Deposits, and (iii) the weighted average maturity of each such category of Deposits. All of the Records accurately reflect the transactions made as to same, and the Deposits have been administered and originated, in all material respects, in compliance with the written agreements governing the relationship between Seller and the Assumed Deposit customers and all applicable laws.

(j) With respect to the Assumed Deposits, Seller is in compliance with applicable laws and Internal Revenue Service (“IRS”) regulations relative to obtaining from the individuals or entities maintaining the Assumed Deposits, executed IRS Forms W-8 and W-9, or is back-up withholding on such Accounts. All information returns, reports and forms required to be furnished by Seller and any predecessor of Seller that was an Affiliate of Seller to any depositor or to any taxing authority with respect to the Assets or Liabilities have been or will be furnished to such depositors or such taxing authority within the time required by applicable law.

3.2 Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, that:

(a) Purchaser is validly existing as a federal savings bank and in good standing under the laws of the United States. The execution and delivery by Purchaser of this Agreement and the Purchaser Closing Documents and the consummation by Purchaser of its obligations hereunder are within Purchaser’s power as a federal savings bank, and have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes Purchaser’s valid and binding obligation, subject to all Requisite Governmental Approvals, enforceable against Purchaser in accordance with its terms, except as limited by bankruptcy, receivership, conservatorship, insolvency, reorganization, fraudulent transfer, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies. The Purchaser Closing Documents and the Transfer Instruments (to the extent required to be executed by Purchaser), when executed and delivered by Purchaser, will constitute valid and binding obligations of Purchaser, subject to obtaining all Requisite Governmental Approvals, enforceable in accordance with their respective terms, except as limited by bankruptcy, receivership, conservatorship, insolvency, reorganization, fraudulent transfer, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(b) The execution and delivery by Purchaser of this Agreement do not, and the consummation by Purchaser of its obligations hereunder will not, result in (i) any violation by Purchaser of (A) its charter documents or bylaws, or (B) any order, writ, judgment or decree of any federal or state court or governmental authority or regulatory body having jurisdiction over Purchaser to which Purchaser is a party or by which it is bound, or (ii) a breach of any contract, agreement or instrument, or loan to which Purchaser is a party or by which Purchaser is bound, or constitute an event which with the lapse of time or action by a third party could result in a default under any of the foregoing or result in the creation of any Lien upon any of the assets or properties of Purchaser or materially impair Purchaser’s performance of its obligations hereunder or the validity or enforceability of this Agreement.

(c) There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to Purchaser’s Knowledge, threatened against Purchaser before any court, government agency, administrative body or arbitrator which could have a material adverse effect on the business or financial condition of Purchaser or which could reasonably be expected to prevent or impair the ability of Purchaser to perform its obligations hereunder in any material respect. There is no action or proceeding against and naming Purchaser pending or overtly threatened by written communication to Purchaser before any court, governmental authority or arbitrator that calls into question the validity or enforceability of this Agreement. Purchaser is not bound by any order or agreement which would preclude Purchaser from obtaining all Requisite Governmental Approvals (in a timely fashion), and, to Purchaser’s Knowledge, no order or agreement is pending which would preclude Purchaser’s consummation of the Transaction.

(d) Purchaser has advised Purchaser’s Regulatory Agency of the Transaction and has not received any indication, in writing or otherwise, that any Regulatory Agency would oppose or not issue its consent or approval, if required, with respect to the Transaction, or impose any condition to such approval that Purchaser in good faith would determine to be materially burdensome upon the business of Purchaser or upon the consummation of the Transaction.

(e) Purchaser has not employed any broker, finder or other investment advisor or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transaction.

(f) Purchaser’s ability to consummate the Transaction is not contingent on raising any equity capital, obtaining specific financing therefor, consent of any lender or other matter.

(g) Purchaser is not required to obtain approval of this Agreement and the Transaction by the holder(s) of outstanding securities of Purchaser.

(h) Holding Company has committed to the OTS that for a three-year period beginning January 8, 2007 it will maintain Purchaser’s capital at a level which will allow Purchaser to be classified as a “Well Capitalized” institution, as defined in regulations promulgated by the OTS for Prompt Corrective Action purposes. Purchaser is currently a “Well Capitalized” institution and will remain so on a pro forma basis giving effect to the Transaction, with additional paid-in capital to be contributed to Purchaser by Holding Company on an as-needed basis.

ARTICLE IV. transitional Matters

4.1 General Pre-Closing Covenants of Seller. In addition to performing other covenants set forth in this Agreement, from the date hereof until the Closing Date, Seller shall (a) deliver each month to Purchaser a month-end trial balance of the Assets and Deposits and rate sheets showing deposit and loan rates offered in the Network during the prior month; (b) carry on the business, including marketing and advertising practices, relating to the Assets and Liabilities in the usual and ordinary course and consistent with past practices (which may include changes in interest rates paid on Deposits) substantially in the same manner as heretofore carried on; (c) maintain the Records relating to the Assets and Liabilities in a full and competent manner, consistent with past practices; (d) comply in all material respects with all laws applicable to Seller and the conduct of its business as it relates to the Assets and Liabilities; (e) not sell, transfer or otherwise dispose of any of the Assets or Liabilities except for such dispositions in the ordinary course of its business and consistent with past practice; and (f) neither make nor suffer to exist any Lien on any of the Assets.

4.2 Operational Matters. No later than forty-five (45) calendar days prior to the Conversion Date, Seller will provide Purchaser with data files sufficient to produce and issue new ATM and debit cards to cardholders whose Deposit accounts are included in the Liabilities, in time for new cards to be issued to the cardholders as of the Conversion Date. In addition, Seller will not open new accounts of any type originated by the Network within three (3) days prior to the Closing Date and will cancel all its debit cards and ATM cards for Deposit customers as of the close of business on the Conversion Date.

4.3 Inspection. Purchaser and its authorized representatives shall have reasonable access during normal business hours to all Records and other documents reasonably relating to the Assets and Liabilities, and Seller shall furnish or cause to be furnished to Purchaser and its authorized representatives all information reasonably related to the Assets and Liabilities as Purchaser may reasonably request. Notwithstanding the foregoing, Seller shall not be required to provide access to or disclose information where such access or disclosure would impose an unreasonable burden on Seller or any employee of Seller, would materially disrupt Seller’s operations or would violate or prejudice the rights of customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto shall make appropriate substitute disclosure arrangements under circumstances under which the restrictions of the preceding sentence apply.

4.4 Applications. As soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, Seller and Purchaser shall prepare and file any necessary notices or applications with any Regulatory Agency the delivery of notice to which or the approval of which is required by applicable law with respect to the Transaction (the “Requisite Governmental Approvals”). Each party shall use commercially reasonable efforts to obtain each such approval as promptly as reasonably practicable. Purchaser and Seller will cooperate in connection therewith, and each party will promptly provide the other with copies of the non-confidential portions of any applications and all correspondence relating thereto prior to filing and all communications received from such Regulatory Agency(s) and developments with respect to obtaining such approval(s).

4.5 Business Relations.

(a) From the date of this Agreement through the Closing, except as otherwise contemplated by this Agreement, Purchaser and Seller shall not take any actions that will intentionally and materially injure Seller’s present business relations with its Network representatives, depositors and customers, and shall not commit any act, or in any way assist others to commit any act, that, in any material respect, impairs Purchaser’s rights in any Assumed Deposit or Asset, impairs the ability of Purchaser to collect on any Loan, or could otherwise have a material adverse effect on the Assets and Liabilities; provided, however, nothing herein shall prohibit (a) a party from taking such actions as are required by applicable law, (b) a party from taking such reasonable actions as it may deem appropriate in order to collect any indebtedness owed to Seller by any depositor or customer or other person or entity or to prevent any loss to Seller with respect to any depositor or customer or other person or entity, or (c) Seller from transferring a Loan or Deposit to any of Seller’s other operations or branches in the ordinary course of business or upon the unsolicited request of a customer or depositor.

(b) Prior to the Closing Date, Purchaser agrees that it will not attempt to solicit customers of Seller through advertising nor transact its business in a way which would induce such customers to close any account and open accounts directly with Purchaser or would otherwise result in a transfer of all or a portion of an existing Account or Loan relationship from Seller to Purchaser or its Affiliates. Notwithstanding the foregoing sentence, Purchaser and its Affiliates shall be permitted to (i) engage in any general advertising or marketing efforts directed primarily to the general public and only incidentally to Seller’s Deposit or Loan customers, and (ii) provide notices or communications relating to the Transaction in accordance with the provisions hereof.

4.6 Continuing Cooperation. The parties to this Agreement agree that they will act in good faith and use their commercially reasonable efforts to cooperate with each other to carry out the Transaction, including using reasonable efforts to sign and deliver any Transfer Instruments.

4.7 Notification of Changes. Seller and Purchaser will promptly notify the other in writing of the existence or happening of any fact, event or occurrence that could reasonably be expected to alter the continuing accuracy or completeness of any representation or warranty made by such party contained in this Agreement.

4.8 Data Processing Services/Conversion. Purchaser agrees that, on or before the Business Day following the Conversion Date, Purchaser shall have converted all data processing functions pertaining to the Assets and the Liabilities, including without limitation, functions related to deposit-taking and check-clearing activities and processing of ACH items, to the Fiserv Vision System, Purchaser’s third-party provider of such services. Seller shall cooperate in a commercially reasonable manner, at Seller’s sole cost and expense (except as provided below), and upon such other reasonable terms as Seller may specify, in assisting Purchaser in converting the data processing function pertaining to the Assets and Liabilities; provided, however, that in no event shall Seller be required to provide more than three Conversion Data files (including the data file to be provided pursuant to Section 6.8). Purchaser shall be responsible, at its sole cost and expense, to install the Conversion Data on Purchaser’s third-party service provider’s data processing system. In no event shall Seller be required to provide any computer programming, source code or changes in existing file layouts. Should Purchaser request Seller (or Seller’s third-party provider) to provide customized computer programming or other customized assistance, Purchaser will reimburse Seller for such assistance at a rate of $150.00 per hour.

4.9 Settlement Account. Purchaser agrees that, on or before the Business Day prior to the Closing Date, Purchaser will establish at Seller the Settlement Account from which debits and credits shall be made by Seller to reflect satisfaction of the parties’ obligations hereunder, including without limitation, sums due or payable pursuant to Sections 2.2(b), 2.2(c), 6.7, 6.10 and 6.11 hereof. Purchaser agrees that the Settlement Account will be maintained with a minimum balance of $100,000 for a period of at least 75 days following the Closing Date.

4.10 Notice to Depositors and Loan Customers.

(a) Purchaser, at Purchaser’s sole cost and expense, shall give notice (in form and content reasonably satisfactory to Seller) to depositors of Seller not later than ten (10) calendar days prior to the Closing Date unless earlier required by applicable law or contractual provisions (but after the receipt of all Requisite Governmental Approvals) of Purchaser’s intended assumption of the Assumed Deposits by mailing to each such depositor a notice of Purchaser’s intended assumption. Following the giving of such notice and upon Purchaser’s reasonable request, Seller shall provide updated Account information regarding the depositors of the Deposits, as of a recent date; provided, however, that Seller shall not be obligated to provide such updated records more than two (2) times. With respect to new Deposit customers originated after such notice was given, Purchaser shall deliver such notice or notices as may be reasonably necessary to notify such new customers of Purchaser’s pending assumption of liability for the Deposits and to comply with applicable law. Seller shall, at Purchaser’s expense, cooperate prior to the Closing Date in providing any of these notices. All required notices of changes in terms or terminations shall be given in accordance with applicable law or contractual provisions.

(b) Purchaser shall order new check stock for each of the Accounts included within the Deposits which are accessible by check, such that such new check stock will be received by Purchaser no later than the Conversion Date. Prior to the Conversion Date, Purchaser shall send out to the customers maintaining such Deposit Accounts, the new check stock and a direction for such customers to immediately destroy all existing check stock and use new check stock exclusively thereafter, such notice to be in a form reasonably approved in writing by Seller.

(c) Approximately fifteen (15) calendar days prior to the Closing Date, Purchaser may prepare and transmit, at Purchaser’s sole cost and expense, to each obligor on each Loan, a notice in a form satisfying all legal requirements and reasonably acceptable to Seller to the effect that the Loan will be transferred to Purchaser and directing that payments be made after the Closing Date to Purchaser at any address of Purchaser specified by Purchaser, with Purchaser’s name as payee on any checks or other instruments used to make such payments, and, with respect to all such Loans on which payment notices or coupon books have been issued, to issue new notices or coupon books reflecting the name and address of Purchaser as the party to whom and the place at which payments are to be made.

ARTICLE V. Conditions Precedent

5.1 Conditions to Obligations of Seller. The obligations of Seller to be performed at the Closing hereunder are subject to satisfaction of each of the conditions set forth below. Any conditions to be satisfied by Purchaser may be waived by Seller, but only in writing and only to the extent that such waiver specifically identifies the conditions being waived.

(a) Closing Documents. Purchaser shall have delivered to Seller at Closing all of the following (the “Purchaser Closing Documents”):

(1) A copy of resolutions of Purchaser’s Board of Directors approving the Transaction and the filing of all notices and applications as a condition of consummating the Transaction with the adoption and continued force and effect thereof certified as of the Closing Date by the Secretary or an Assistant Secretary of Purchaser;

(2) The Assignment and Assumption Agreement, dated as of the Closing Date, in substantially the form attached as Exhibit B (the “Assignment and Assumption Agreement”) executed by Purchaser;

(3) A certificate, dated as of the Closing Date, executed by an executive officer of Purchaser, attesting to the matters set forth in Section 5.1(c) and (d); and

(4) A complete and executed Assumption of Liabilities with respect to IRA Deposits, dated as of the Closing Date, substantially in the form of Exhibit C (the “IRA Assumption of Liabilities”).

(b) Consents and Authorizations. All Requisite Governmental Approvals shall have been obtained and shall remain in full force and effect, all waiting periods shall have expired and all required regulatory filings shall have been made as of the Closing Date; provided, however, that such Requisite Governmental Approvals shall not be subject to any conditions that Seller or Purchaser (as appropriate) in good faith determines to be materially burdensome upon the business of Seller or Purchaser (as appropriate) or upon the consummation of the Transaction.

(c) Compliance with Terms. On the Closing Date, all the terms, conditions and covenants of this Agreement to be complied with and performed by Purchaser on or before the Closing Date shall have been complied with and performed in all material respects.

(d) Accuracy of Representations and Warranties. The representations and warranties made by Purchaser in this Agreement shall be true, correct and complete in all material respects at and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

(e) Actual or Threatened Actions. There shall not be in effect any nonappealable final order, decree or judgment of any governmental body or agency having competent jurisdiction seeking to restrain, prohibit or invalidate the Transaction nor any material pending or threatened action or proceeding the adverse determination of which would result in such order, decree or judgment; provided, that in the case of such material pending or threatened action or proceeding, neither party shall decline to proceed with the Closing pending final resolution thereof without exercising its reasonable efforts promptly to determine jointly with the other party the merit thereof and the likelihood of an adverse determination in such proceeding.

5.2 Conditions to Obligations of Purchaser. The obligations of Purchaser at the Closing hereunder are subject to satisfaction of each of the conditions set forth below. Any conditions to be satisfied by Seller may be waived by Purchaser, but only in writing and only to the extent that such waiver specifically identifies the conditions being waived.

(a) Closing Documents. Seller shall have delivered to Purchaser at Closing all of the following (the “Seller Closing Documents”):

(1) A copy of the resolutions of Seller’s Board of Directors approving the Transaction, with the adoption and continued force and effect thereof certified as of the Closing Date by the Secretary or an Assistant Secretary of Seller;

(2) The Assignment and Assumption Agreement, dated as of the Closing Date, executed by Seller;

(3) A computer or other list of all of the Assets and the Assumed Deposits, showing the account numbers and balances and Accrued Interest as of three (3) Business Days prior to the Closing Date;

(4) A list of Public Fund Deposits as of three (3) Business Days prior to the Closing Date;

(5) A certificate, dated as of the Closing Date, executed by an executive officer of Seller, attesting to the matters set forth in Sections 5.2(c) and (d).

(6) A complete and executed IRA Assumption of Liabilities, dated as of the Closing Date.

(b) Consents and Authorizations. All Requisite Governmental Approvals shall have been obtained and shall remain in full force and effect, all waiting periods shall have expired and all required regulatory filings shall have been made as of the Closing Date; provided, however, that such Requisite Governmental Approvals shall not be subject to any conditions that Seller or Purchaser (as appropriate) in good faith determines to be materially burdensome upon the business of Seller or Purchaser (as appropriate) or upon the consummation of the Transaction.

(c) Compliance with Terms. On the Closing Date, all the terms, conditions and covenants of this Agreement to be complied with and performed by Seller on or before the Closing Date shall have been complied with and performed in all material respects.

(d) Accuracy of Representations and Warranties. The representations and warranties made by Seller in this Agreement shall be true, correct and complete in all material respects at and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

(e) Actual or Threatened Actions. There shall not be in effect any nonappealable final order, decree or judgment of any governmental body or agency having competent jurisdiction seeking to restrain, prohibit or invalidate the Transaction nor any material pending or threatened action or proceeding the adverse determination of which would result in such order, decree or judgment; provided, that in the case of such material pending or threatened action or proceeding, neither party shall decline to proceed with the Closing pending final resolution thereof without exercising its reasonable efforts promptly to determine jointly with the other party the merit thereof and the likelihood of an adverse determination in such proceeding.

ARTICLE VI. Post-Closing Covenants

6.1 Loan Documents and Additional Title Documents; Assignment of Loans. As soon as practicable and in no event later than ten (10) Business Days after the Closing Date, Seller shall deliver to Purchaser (at Purchaser’s expense) endorsements of all negotiable notes, assignments of all contracts which require borrowers to make Loan payments, and assignments of all documents or agreements which encumber collateral securing repayment of the Loans, all in such form as Purchaser may reasonably require subject to the understanding set forth in Section 1.1(hh).

6.2 Deposit Contracts. Subject to applicable provisions of law, Purchaser shall pay interest on all Assumed Deposits in accordance with the terms of each written agreement relating to each such Deposit and honor all the terms and conditions of those agreements; provided, however, that Purchaser shall have the right to amend the agreements subject to the provisions of the respective agreements and applicable law. Collection of Deposit Overdrafts, if any such collection is effected by Purchaser, shall be the sole responsibility of Purchaser.

6.3 Informational Tax Reporting. Seller shall be responsible for filing all informational tax reporting forms (e.g., form 1099) related to interest paid on Deposits or charged on Loans up to and including the Closing Date; Purchaser shall be responsible for all informational tax reporting from the day after the Closing Date. Loan customers and the Assumed Deposit customers will receive two partial year reports for any given Loan or Assumed Deposit: one from Seller covering the period up to and including the Closing Date, and the other from Purchaser covering the period after the Closing Date.

6.4 Access to Records. After the Closing and for the applicable period required by law, Purchaser shall permit Seller and its parent companies and their accountants or advisors to have access to Seller’s Records in Purchaser’s possession at such times as may be reasonably requested in writing by Seller or its parent companies during normal business hours after reasonable notice and provided such access does not materially disrupt Purchaser’s operations, for the purpose of preparing and filing federal, state and local tax returns required to be filed by Seller or its parent companies with respect to taxable periods ending on or before the Closing Date and for the purpose of reviewing or auditing such tax returns and with respect to any pending or threatened litigation or as a result of a regulatory requirement applicable to Seller. From time to time after the Closing Date and for the applicable period required by law, Purchaser may reasonably request that Seller review and research Seller’s Records (paper and electronic files) relating to the Assets and Liabilities with respect to periods of time preceding the Closing Date, and provide copies of specific documents for Purchaser’s use. Upon receipt of such request(s), Seller shall promptly conduct such review and research and provide copies of such documents; provided, however, that Seller shall be entitled to be reimbursed by Purchaser for its time in conducting such review and research, and for copying charges, all at the rates specified from time to time by Seller with respect to reviews, research and copying of documents for its retail customers generally. Purchaser acknowledges that there may be certain documents for which Seller will not have an original or copy.

6.5 Non-Solicitation. Seller shall not, for a period of three (3) years following the Closing Date, directly or indirectly solicit any material portion of the Assumed Deposit customers to transfer any of their deposits to any of Seller’s branches or to any financial institution which is an Affiliate of Seller; provided, however, that this Section 6.5 shall not prohibit any general advertising or marketing efforts directed primarily to the general public and only incidentally to Seller’s former Deposit customers and shall not be deemed violated by any inadvertent solicitation of individual customers.

6.6 Holds. Holds and stop payment orders that have been placed by Seller on particular Assumed Deposit Accounts or on individual checks, drafts or other instruments drawn on Assumed Deposit Accounts will be continued by Purchaser under the same terms. Seller shall include within the Conversion Data provided to Purchaser a listing of all holds received by it on the Accounts in which the Assumed Deposits are held.

6.7 Returned Items. Each party shall notify the other party of any debit or credit items, including, without limitation, paper checks, ACH debits and credits, wire transfers, drafts and withdrawal orders, that were credited for deposit to, or cashed against, an Assumed Deposit Account at Seller’s offices, including, without limitation, backroom operation and processing centers, prior to the Closing Date and which are returned unpaid within 60 calendar days after the Closing Date. Such items will be handled as follows:

(a) Purchaser’s Account Charged. If Purchaser’s account is charged and there are funds in the customer’s account to which such returned item was credited or any other account of that customer on deposit with Purchaser, Purchaser will debit any or all of such accounts an amount equal to the lesser of the returned item or the total collectible funds available in all such accounts. If there are insufficient funds in the customer’s accounts to fully reimburse Purchaser for the item, Purchaser will create an overdraft in the customer’s account to which such returned item was credited for a period of up to 60 calendar days. If, by the end of that 60-day period, there are still insufficient funds in that customer account or any other account of that customer, Seller will credit the Settlement Account in an amount equal to the shortfall, and Purchaser will assign the unpaid portion of the item to Seller to collect. If there are not sufficient funds in the Account because of Purchaser’s failure to honor holds placed on such Assumed Deposit, Purchaser shall repay the amount of such returned item to Seller by a debit to the Settlement Account.

(b) Seller’s Account Charged. If Seller has paid any portion of the item, and if, during a 60-day period following Seller’s payment of the returned item, there are subsequently funds in the customer’s account to which such returned item was credited or any other account of that customer on deposit with Purchaser, Purchaser will debit any or all of such accounts an amount equal to the lesser of the returned item or the total collectible funds available in all such accounts, and will repay that amount to Seller through a debit to the Settlement Account.

6.8 Final Data. As soon as possible but no less than twenty-four (24) hours after Seller’s data processing cutoff time on the Closing Date, Seller shall make available to Purchaser a final data file in machine-readable format of all of the Assumed Deposit and Loan Accounts including all customer name and address information, balances as of the data processing cutoff time on the Closing Date, and summary year-to-date interest accrual and payment information. Assumed Deposit and Loan Accounts closed prior to the Closing Date will not be included in the final data provided to Purchaser.

6.9 Statements. Seller shall issue statements to its Deposit Account customers, which include all transactions with respect to the Assumed Deposits through the Closing Date, and Purchaser shall issue statements for all transactions with respect to such Assumed Deposit Accounts after the Closing Date. Seller shall not assess any service charges against the Accounts for rendering an additional short-period statement or for any other transactions required as a result of this Agreement.

6.10 Payment of Instruments by Purchaser and Seller.

(a) Purchaser shall pay all properly drawn checks, drafts and withdrawal orders presented to it by mail, over its counters or through clearing by depositors of Seller, whether drawn on the check or draft forms provided by Seller, or by Purchaser, to the extent that the Deposit balances to the credit of respective makers or drawers assumed by Purchaser pursuant to Section 2.1 of this Agreement are sufficient to permit the payment thereof in accordance with the requirements of law and Purchaser’s usual business practices and in all other respects to discharge, in the usual course of conducting a banking business, the duties and obligations of Seller with respect to the balances due and owing to the depositors of Seller relating to the Assumed Deposits.

(b) For a period of sixty (60) calendar days after the Closing Date, Seller shall make available to Purchaser as soon as practicable, but in no event later than 10:00 a.m., Central Time, on the next Business Day after receipt, all checks, drafts and withdrawal orders drawn on the Assumed Deposits and presented to Seller. Seller shall have no obligation to pay such forwarded checks, drafts and withdrawal orders. Upon the expiration of the 60 calendar day period, Seller shall cease forwarding checks, drafts and withdrawal orders drawn against the Assumed Deposits. Purchaser shall be responsible for transportation of the checks, drafts and withdrawal orders to and from the office designated to Purchaser by Seller. Settlement between Seller and Purchaser for these items will be effected through the Settlement Account on a same day basis.

6.11 ACH.

(a) Each party shall use its commercially reasonable efforts to transfer from Seller to Purchaser all Automated Clearing House (“ACH”) arrangements affecting the Assumed Deposits as soon as practicable after the Closing Date. To the extent any of the Assumed Deposits have separate contracts governing ACH originations, Seller shall use commercially reasonable efforts to transfer the contracts to Purchaser or assist Purchaser in signing new contracts with the Account holders. Purchaser shall send NOC notices to all ACH originators pertaining to the Assumed Deposits no later than the next Business Day following the Closing Date.

(b) For a period of sixty (60) calendar days beginning on the Closing Date, Seller will transfer to Purchaser each Business Day all received ACH debit and credit items and return items affecting the Assumed Deposits received the prior Business Day. Settlement between Seller and Purchaser for these items will be effected through the Settlement Account on a same day basis. ACH items routed or presented to Seller after the 60 calendar day period will be returned to the presenting party.

6.12 Escheat Deposits. After Closing, Purchaser shall be solely responsible for the proper reporting and transmission to the appropriate governmental entity of escheat Deposits.

6.13 Loan Payments. For a period of 60 calendar days after the Closing Date, payments received by Seller with respect to any Loans shall be forwarded to Purchaser within three (3) Business Days of receipt by Seller. Loan payments received or presented to Seller after the 60 calendar day period will be returned to the presenting party.

ARTICLE VII. Termination

7.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated prior to Closing:

(a) By the mutual written agreement of the parties;

(b) By either Seller or Purchaser in the event that the Closing has not occurred by March 31, 2008 or such other date as Seller and Purchaser shall agree in writing, unless the failure to so consummate by such time is due to a breach of this Agreement by the party seeking to terminate;

(c) By either party, in the event of a material breach by the other of any representation, warranty or agreement contained herein that is not cured or cannot be cured within thirty (30) calendar days after written notice of such breach has been delivered to the breaching party; provided, however, that termination pursuant to this Section 7.1(c) shall not relieve the breaching party of liability for such breach or otherwise;

(d) By Seller in the event that any application for any Requisite Governmental Approval required to be obtained by Purchaser is disapproved by a Regulatory Agency or withdrawn by Purchaser or any Requisite Governmental Approval required to be obtained by Purchaser is revoked;

(e) By Seller if the conditions to the obligations of Seller set forth in Section 5.1 are not met at or prior to Closing;

(f) By Purchaser in the event that any application for any Requisite Governmental Approval required to be obtained by Seller is disapproved by a Regulatory Agency or withdrawn by Seller or any Requisite Governmental Approval required to be obtained by Seller is revoked; and

(g) By Purchaser if the conditions to the obligations of Purchaser set forth in Section 5.2 are not met at or prior to Closing.

7.2 Liability for Termination.

(a) If this Agreement is terminated as permitted by Section 7.1, except as provided in Section 7.1(d) or Section 7.1(f), such termination shall be without liability of either party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement, except with respect to this Section 7.2; provided, however, that nothing herein shall relieve any party from liability for any willful failure of a party to fulfill a condition to the performance of the obligations of the other party or to perform a covenant of this Agreement or from a willful misrepresentation or breach of a warranty, covenant or agreement hereunder by either party to this Agreement.

(b) If this Agreement is terminated by Seller pursuant to Section 7.1(d), Purchaser shall pay Seller (by Fed wire transfer of immediately available funds to such account as may be designated by Seller in writing to Purchaser) an amount equal to all of Seller’s out-of-pocket costs and expenses (including all legal and accounting fees) incurred through the date of termination of this Agreement in connection with the Transaction, up to a maximum of $300,000. Such payment shall be made by Purchaser to Seller no later than the Business Day following the date of such termination.

(c) If this Agreement is terminated by Purchaser pursuant to Section 7.1(f), Seller shall pay Purchaser (by Fed wire transfer of immediately available funds to such account as may be designated by Purchaser in writing to Seller) an amount equal to all of Purchaser’s out-of-pocket costs and expenses (including all legal and accounting fees) incurred through the date of termination of this Agreement in connection with the Transaction, up to a maximum of $300,000. Such payment shall be made by Seller to Purchaser no later than the Business Day following the date of such termination.

7.3 Procedures Upon Termination. In the event of termination pursuant to the terms of this Agreement, written notice shall be given to the other party, and this Agreement shall terminate immediately upon receipt of such notice unless an extension is consented to by the party having the right to terminate. In addition:

(a) Each party will return to the party furnishing the same or destroy all documents, work papers and other materials of the other party, including photocopies or other duplications thereof, relating to the Transaction, whether obtained before or after the execution hereof; and

(b) All information received by either party with respect to the business of the other party (other than information that is a matter of public knowledge or that has heretofore been published in any publication for public distribution or filed as public information with any governmental authority or as required by law) shall not at any time be used for any business purpose or disclosed by such party to third persons.

ARTICLE VIII. Network Agent Agreements

8.1 Seller’s Network Responsibilities. No later than thirty (30) calendar days prior to the Closing Date, Seller shall provide notice of termination to all Network agents of the Sales Representative Agreement between Seller and each Network Agent and instruct (in form and content reasonably satisfactory to Purchaser) all Network agents to remove all signage and marketing materials which mention Seller’s name and/or contain Seller’s logo on or prior to the Closing Date. In addition, Seller shall notify all Network agents in writing (in form and content reasonably satisfactory to Purchaser) prior to the Closing Date that Purchaser shall not be obligated to accept any deposit of funds nor fund any loan until such time, if any, that Purchaser and such agent have entered into an agent agreement mutually satisfactory to Purchaser and the agent and in compliance with applicable law. Seller shall retain responsibility for any and all liabilities and responsibilities with respect to its agreements with Network agents, and Purchaser shall not assume or be responsible for the continuation of, or any liabilities under or in connection with, any such agreements. Seller shall be solely responsible for and shall pay in full all amounts owed to Network agents through and including the Closing Date.

8.2 No Third Party Beneficiaries. Neither Purchaser nor Seller intend this Agreement to create any rights or interests, except as between Purchaser and Seller, and no Network agent shall be treated as a third party beneficiary in or under this Agreement.

ARTICLE IX. Survival; Indemnification

9.1 Survival. The covenants, agreements, representations and warranties of the parties hereto made, contained in or to be performed pursuant to this Agreement shall survive for one (1) year after the Closing; provided, however, that Purchaser’s obligations with respect to the Assets and Liabilities for periods of time after the Closing Date shall survive indefinitely. After Closing, the sole and exclusive remedy of Purchaser and Seller for any breach of any covenant or agreement or any inaccuracy of any such representation or warranty by Seller or Purchaser shall be the indemnities contained in this ARTICLE IX.

9.2 Seller’s Indemnity. Seller hereby indemnifies Purchaser against and agrees to hold it harmless from any and all damage, loss, settlement, obligation, deficiency, liability and expense (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses in connection with any action, suit or proceeding) (“Damages”) demanded, claimed or threatened in writing against Purchaser arising out of (a) any liabilities and assets of Seller not expressly assumed or purchased hereunder; (b) the ownership or operation of the Assets and Liabilities prior to the Closing Date; or (c) subject to the limitation set forth in Section 9.4, the breach of any representation or warranty made by Seller in this Agreement. Purchaser agrees to give prompt notice to Seller of the assertion of any claim, or the commencement of any suit, action or proceeding, in respect of which indemnity may be sought hereunder. Seller may, and at the request of Purchaser shall (unless Seller disclaims any liability or obligation under this Section 9.2 with respect to such suit, action or proceeding) participate in and control the defense of any such suit, action or proceeding at Seller’s own expense. In any such suit, action or proceeding, Purchaser shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at Purchaser’s sole expense unless (i) Seller and Purchaser mutually agree to the retention of such counsel or (ii) the named parties to any such suit, action, or proceeding (including any impleaded parties) include both Seller and Purchaser, and in the reasonable judgment of Purchaser, representation of Seller and Purchaser by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them. Purchaser shall have the right to settle or compromise any claim or liability subject to indemnification under this Section, and to be indemnified from and against Damages resulting therefrom, unless Seller, within sixty (60) calendar days after receiving written notice of the claim or liability, notifies Purchaser that it intends to defend against such claim or liability and undertakes such defense, or, if required in a shorter time than sixty (60) calendar days, Seller makes the requisite response to such claim or liability asserted. Seller shall not be liable under this Section for any settlement in an amount greater than $50,000 unless Seller has given its prior written consent. Purchaser may settle any claim for $50,000 or less without Seller’s consent.

9.3 Purchaser’s Indemnity. Purchaser hereby indemnifies Seller against and agrees to hold it harmless from any and all Damages demanded, claimed or threatened in writing against Seller or incurred or suffered by Seller arising out of (a) ownership or operation of, or actions taken with respect to, the Assets and Liabilities after the Closing Date (except as to such Damage resulting from actions taken by Purchaser at the written direction of Seller); and (b) subject to the limitation set forth in Section 9.4, the breach of any representation or warranty made by Purchaser in this Agreement. Seller agrees to give prompt notice to Purchaser of the assertion of any claim, or the commencement of any suit, action or proceeding, in respect to which indemnity may be sought hereunder. Purchaser may, and at the request of Seller shall (unless Purchaser disclaims any liability or obligation under this Section 9.3 with respect to such suit, action or proceeding) participate in and control the defense of any such suit, action or proceeding at Purchaser’s own expense. In any such suit, action or proceeding, Seller shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at Seller’s sole expense unless (i) Purchaser and Seller mutually agree to the retention of such counsel or (ii) the named parties to any such suit, action, or proceeding (including any impleaded parties) include both Purchaser and Seller, and in the reasonable judgment of Seller, representation of Purchaser and Seller by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them. Seller shall have the right to settle or compromise any claim or liability subject to indemnification under this Section, and to be indemnified from and against Damages resulting therefrom, unless Purchaser, within sixty (60) calendar days after receiving written notice of the claim or liability, notifies Seller that it intends to defend against such claim or liability and undertakes such defense, or, if required in a shorter time than sixty (60) calendar days, Purchaser makes the requisite response to such claim or liability asserted. Purchaser shall not be liable under this Section for any settlement in an amount greater than $50,000 unless Purchaser has given its prior written consent. Seller may settle any claim for $50,000 or less without Purchaser’s consent.

9.4 Limit on Indemnities. Notwithstanding anything to the contrary contained in this Agreement, an indemnifying party shall not be liable under Sections 9.2(c) or 9.3(b) for any Damages sustained by the indemnified party arising out of any of the matters described in such Sections unless and until the aggregate amount of all indemnifiable Damages sustained by the indemnified party exceeds $25,000, in which event the indemnifying party shall provide indemnification hereunder in respect of all such indemnifiable Damages in excess of $25,000. In no event shall the aggregate Damages owed by either party to the other under ARTICLE IX exceed an amount equal to the Deposit Premium. IN ADDITION, NOTWITHSTANDING ANY OTHER PROVISION HEREOF, THE PARTIES SHALL HAVE NO OBLIGATIONS UNDER THIS AGREEMENT FOR ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL LIABILITY, DAMAGE OR LOSS OF THE INDEMNIFIED PARTY THAT THE INDEMNIFIED PARTY MAY SUFFER; PROVIDED, HOWEVER, THAT THIS LIMITATION ON INDEMNIFICATION SHALL NOT PROHIBIT INDEMNIFICATION FOR DAMAGES TO THE EXTENT THAT A CLAIM FOR ANY OF THE ABOVE TYPES OF DAMAGES IS SUCCESSFULLY ASSERTED AGAINST THE INDEMNIFIED PARTY BY A THIRD PARTY.

ARTICLE X. Miscellaneous

10.1 Miscellaneous. This Agreement embodies the entire agreement of the parties with respect to the subject matter and supersedes all prior understandings or agreements, oral or written, between the parties hereto, except for that certain Confidentiality Agreement dated as of January 29, 2007, as amended August 9, 2007 (which Confidentiality Agreement shall remain in full force and effect). Neither party shall assign this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other party. The Articles and Sections contained in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof. All Section, Schedule, Exhibit and Article references in this Agreement refer to sections, schedules, exhibits and articles of this Agreement, unless otherwise stated. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. THIS AGREEMENT AND ALL MATTERS IN CONNECTION HEREWITH SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF KANSAS, EXCEPT INSOFAR AS FEDERAL LAW SHALL BE APPLICABLE TO THE AGREEMENT AND THE TRANSACTION. All terms and conditions of this Agreement shall be binding on the successors and permitted assigns of the parties. No amendment or other modification, rescission, release, annulment or assignment of any part of this Agreement shall be effective except pursuant to a written agreement subscribed by the duly authorized representatives of the parties hereto. If any provision of this Agreement is invalid or unenforceable, then, to the extent possible, all of the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10.2 Public Notice. Prior to the Closing Date, neither Purchaser nor Seller shall directly or indirectly make or cause to be made any press release, public announcement or disclosure or issue any notice or general communication to Network agents or Deposit or Loan customers with respect to the Transaction without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed). Purchaser and Seller agree that, without the other party’s prior written consent, it shall not release or disclose any of the terms or conditions of the Transaction to any other person. Notwithstanding the foregoing, each party may make such public disclosure as, in the opinion of its counsel, may be required by law or as necessary to obtain the Requisite Governmental Approvals.

10.3 Expenses. Except as otherwise expressly provided herein, Purchaser and Seller shall each bear its own out-of-pocket expenses incurred, in connection with the Transaction.

10.4 Notices. Any notice, request, demand, consent, approval or other communication to any party hereto shall be effective when received and shall be given in writing, and delivered in person, or sent by certified mail, postage prepaid, courier service to, or actually received by facsimile transmission at, its address set forth below or at such other address as it shall hereafter furnish in writing to the others.

If to Seller:	Mr. Craig Haskins Vice President, Corporate Development Bank of the West 180 Montgomery Street, 14th Floor San Francisco, California 94104 Facsimile: 415-398-3467

With a copy to:	Vanessa Washington, Esq. Senior Executive Vice President, General Counsel and Secretary Bank of the West 180 Montgomery Street, 25th Floor San Francisco, California 94104 Facsimile: 415-765-4858

If to Purchaser or Holding Company:	Mr. Gary L. Baugh President and CEO Brooke Savings Bank 8500 College Boulevard Overland Park, Kansas 66210 Facsimile: 913-345-9586

All such notices and other communications shall be deemed given on the date received by the addressee.

10.5 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY AND ABSOLUTELY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY DISPUTE IN CONNECTION WITH, ARISING UNDER OR RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY, AND AGREES TO TAKE ANY AND ALL ACTION NECESSARY OR APPROPRIATE TO EFFECT SUCH WAIVER.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives on the date first above written.

BROOKE SAVINGS BANK

By:
Name:
Title:

BROOKE CORPORATION

By:
Name:
Title:

BANK OF THE WEST

By:
Name:
Title: